EXHIBIT 99.1

Centerra Gold Comments on Kyrgyz Republic Developments

TORONTO, May 07, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra”) (TSX: CG) (NYSE: CGAU) announced today that it has become aware of a number of legal and political developments in the Kyrgyz Republic which may affect Centerra’s ownership of the Kumtor Mine and its rights under the 2009 restated project agreements which govern the Kumtor Mine.

First, the Company understands that a law has been passed by the Kyrgyz Republic Parliament which would enable the Kyrgyz Republic Government to impose “external management” on companies in the Kyrgyz Republic operating under concession agreements. The law was proposed, passed three readings and was adopted by Parliament in a single day and will now be referred to the President of the Kyrgyz Republic for signature. The sponsor of the law, Mr. Akylbek Japarov, notes that the only project operating under a concession agreement in the Kyrgyz Republic is the Kumtor Mine.

Accordingly, the Company understands that this newly adopted law on external management would apply in circumstances where Kumtor Gold Company (KGC) violates certain Kyrgyz laws relating to safety and thereby creates an immediate threat to the life or health of people: (i) prohibits KGC’s managers from managing the mine (or else face criminal sanctions); and (ii) enables the Prime Minister of the Kyrgyz Republic to appoint an external manager to take control of all management activities of KGC, including its bank accounts.

Centerra notes that Mr. A. Japarov is also the Chairman of the Kyrgyz Republic State Commission which was formed in February 2021 to review the activities of the Kumtor Mine and is expected to report its findings shortly.

Second, the Company is aware of other draft laws and decrees in the Kyrgyz Republic which seek to undermine the 2009 restated Kumtor project agreements and the tax and fiscal regime under which the Kumtor Mine has operated since 2009. It is unclear whether such drafts have progressed past the proposal stage.

Third, in March 2021, four Kyrgyz Republic private citizens commenced a civil claim against KGC requesting that KGC’s past practice of placing waste rock on glaciers be determined to be illegal. This week the claimants have recently amended their claim to demand over U.S.$3 billion in environmental damages in favour of the Kyrgyz Republic.   The Company notes that one of the claimants, Mr. Kutmanov, is the son of Ms. Dinara Kutmanova, the Director of the Kyrgyz Republic State Agency for Environment Protection and Forestry.

Fourth, further to the Company’s March 18, 2021 news release, the Company has now received the results of the tax audits and re-audits conducted by the Kyrgyz Republic State Tax Service in respect of tax years 2015 through 2020. The results from the State Tax Service are preliminary and still being analyzed by KGC; however, on their face they assert additional taxes owing by KGC in excess of U.S.$170 million. Such amounts are allegedly owing on the same grounds as the previous tax claims received by the Company for withholding taxes on dividends, certain payroll deductions and social insurance contributions, though it is unclear whether the amounts noted in the latest audit results overlap the previously claimed amounts.

As the Company has noted many times, the 2009 restated Kumtor project agreements provide a solid foundation for Kumtor’s operations and were approved by the Kyrgyz Republic Parliament and Constitutional Court in 2009. Those agreements were re-affirmed by the Government of the Kyrgyz Republic in 2017 when it entered into the Strategic Agreement on Environmental Protection and Investment Promotion which was completed and became effective in 2019. KGC’s operations and activities have always carefully adhered to those agreements and applicable laws. Furthermore, the Strategic Agreement included a release of the Company and KGC by the Kyrgyz Republic Government of all outstanding claims at such time, including damages for harm allegedly caused to the environment from storing production tails on glaciers. The Company therefore believes strongly that the claims advanced by the State Tax Service and such individual Kyrgyz Republic claimants are entirely meritless and the new and draft Kyrgyz Republic laws noted above, if implemented, would clearly violate the 2009 restated project agreements and the 2009 Kyrgyz Republic laws which confirmed such agreements. Furthermore, the Kumtor Mine’s environmental performance adheres to international standards, including those of the European Bank for Reconstruction and Development, and have been audited multiple times by, among others, the Kyrgyz Government’s own environmental consultant, AMEC Foster Wheeler. AMEC’s reports have confirmed that the Kumtor Mine is operated in accordance with international best practice and its recommendations for improvements have been fully implemented by the Company. Furthermore, in terms of Kumtor’s safety record, the mine recently achieved, one year of operations free of any lost time injuries.

The Company has benefited from a close and constructive dialogue with the Kyrgyz Republic authorities over the almost 30 years of the Kumtor Mine’s operations. Centerra remains committed to continuing to work with such authorities to resolve any outstanding issues in accordance with the 2009 restated project agreements applicable to the Kumtor Mine, which provide for all disputes to be resolved by international arbitration, if necessary. However, no assurances can be given that any of the current or future legal claims of the State Tax Service or individual claimants, disputes as to the application of current or future Kyrgyz Republic laws relating to the Kumtor Mine, the results of the State Commission review or any other future regulatory, civil or criminal claims impacting KGC or Centerra can be resolved without a material impact on the Company.

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra operates three mines, the Kumtor Mine in the Kyrgyz Republic, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey. Centerra's shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/c9340b61-0586-44fe-96b1-edb164e8f024